

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 22, 2016

<u>Via E-mail</u>
Mr. John C. R. Hele
Executive Vice President and Chief Financial Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

  Re: **MetLife, Inc.**
     Form 8-K
     Filed August 3, 2016
     File No. 001-15787

Dear Mr. Hele:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Sharon M. Blume

           Sharon M. Blume
           Accounting Branch Chief
           Office of Healthcare and Insurance